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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Porter Airlines Orders 25 Embraer E195-E2s

New order brings Porter’s firm orders to 75 E195-E2 – with 25 purchase rights

São José Dos Campos, Brazil, 29th November 2023 – Porter Airlines has exercised purchase rights to place a firm order for 25 Embraer E195-E2 passenger jets, adding to their 50 existing firm orders. Porter will use the new aircraft to extend its award-winning service to destinations throughout North America. The deal, valued at US$2.1bn at list price, will be added to the Q4 backlog, and brings Porter’s orders with Embraer to 75 firm, with 25 purchase rights remaining.

Porter, the North American launch customer for Embraer’s E195-E2, has already taken delivery of 24 E195-E2s, and recently announced new destinations including Las Vegas, Miami, San Francisco, and Los Angeles; with destinations in Mexico and the Caribbean also planned. The aircraft are currently deployed from Eastern Canada, with a focus on Toronto Pearson International Airport and Ottawa. Halifax and Montreal are also seeing new services with the E195-E2. Porter has chosen to configure the 146-seat aircraft in a comfortable 132-seat all-economy configuration, with a variety of seat pitches on offer for their guests: 36, 34, and 30 inches.

Michael Deluce, President and CEO of Porter Airlines said, “At Porter, we entered a new era when we began operating the E195-E2 earlier this year. The jet is exceeding our expectations, especially in terms of fuel burn, and delivering an incredible level of customer satisfaction to our passengers with a quiet, comfortable ride. These additional 25 orders enable us to continue extending our reach throughout North America, with more exciting new destinations.”

Arjan Meijer, President and CEO Embraer Commercial Aviation, said, “Porter Airlines is an exciting disrupter delivering an elevated passenger experience that’s shaking up the North American market. Choosing the E2 to deliver an upgraded service is a huge endorsement of the jet’s comfort and capabilities, and a further endorsement of the E2 - the world’s quietest and most fuel-efficient single-aisle aircraft.”

Images: https://embraer.imagerelay.com/ml/4a20290c1e5f48ada325b30b8f427581

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations